UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-110025

MONITRONICS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

1990 Wittington Place
Farmers Branch, Texas 75234
(972) 243-7443

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, $0.01 par value
Preferred stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 167

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 16, 2021

MONITRONICS INTERNATIONAL, INC.

By:	/s/ Fred A. Graffam
	Name:	Fred A. Graffam
	Title:	Chief Financial Officer, Executive Vice President and Assistant Secretary

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